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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PHI, Inc. (formerly Petroleum Helicopters, Inc.)
(Name of Issuer)
Voting Common Stock, $0.10 par value
(Title of Class of Securities)
69336T106
(CUSIP Number)
Al A. Gonsoulin
2001 S.E. Evangeline Thruway
Lafayette, LA 70508
Tele: (337) 272-4428
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 5, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	69336T106

1	NAMES OF REPORTING PERSONS: Al A. Gonsoulin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,482,260 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,482,260 shares

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,482,260

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

52%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Introductory Statement
     The purpose of this Schedule 13D is to replace the Schedule 13D originally filed that contained the reporting person’s social security number.

Item 1.	Security and Issuer.
     The class of securities to which the statement relates is the voting common stock, par value $0.10 per share (“Voting Common Stock”) of Petroleum Helicopters, Inc., a Louisiana corporation (“PHI”). The address of the principal executive offices of PHI is 2121 Airline Highway, Suite 400, Metairie, Louisiana 70001.

Item 2.	Identity and Background.
     This statement on Schedule 13D is filed by Al A. Gonsoulin (“Mr. Gonsoulin”), a United States citizen. Mr. Gonsoulin’s principal business address is 2001 S.E. Evangeline Thruway, Lafayette, LA 70508. Mr. Gonsoulin’s principal occupation is that of a private investor.
     During the last five years, Mr. Gonsoulin has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
     1,423,780 shares of Voting Common Stock were acquired by Mr. Gonsoulin on September 5, 2001 from Suggs Family Fund, L.L.C., a Louisiana limited liability company (the “LLC”) in which Carroll W. Suggs (“Mrs. Suggs”) is the managing member of the LLC. On September 11, 2001, 58,480 shares of Voting Common Stock was acquired by Mr. Gonsoulin from Mrs. Suggs. The Voting Common Stock was acquired pursuant to a Stock Purchase Agreement. See Exhibit 1. The source of the funds used in making the purchases of such Voting Common Stock was obtained by Mr. Gonsoulin utilizing an unsecured personal line of credit.

Item 4.	Purpose of Transaction.
     Mr. Gonsoulin intends to monitor his ownership interest in PHI on an ongoing basis and to take such measures as he deems appropriate from time to time in furtherance of such interest. Mr. Gonsoulin may, from time to time, acquire additional shares of common stock, dispose of some or all of the shares of common stock then owned by him, discuss PHI’s business, operations or other affairs with PHI’s management, board of directors, shareholders or others or take such other actions as Mr. Gonsoulin may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4, Mr. Gonsoulin has no present plan or proposal which would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Mr. Gonsoulin does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

(a)	None.

(b)	None.

(c)	None.

(d)	On September 6, 2001, Mr. Gonsoulin was elected to the Board of Directors of PHI. In accordance with the Stock Purchase Agreement, effective September 13, 2001, Mrs. Suggs resigned her positions as an officer and director of PHI. Mr. Gonsoulin currently holds approximately 52% of the outstanding shares of Voting Common Stock of PHI and, as such, he has the power to effect a change in the present board of directors of PHI.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	None.

Item 5.	Interest in Securities of the Issuer.
(a)	As a result of this transaction, Mr. Gonsoulin owns 1,482,260 shares of Voting Common Stock of PHI. Based on 2,793,386 shares of Voting Common Stock outstanding as reported on PHI’s Form 10-Q for the quarterly period ending June 30, 2001, and the additional 58,480 shares issued as a result of the exercise by Mrs. Suggs of her options, Mr. Gonsoulin owns approximately 52% of the outstanding shares of the Voting Common Stock of PHI.

(b)	Mr. Gonsoulin exercises sole voting and dispositive power with respect to all 1,482,260 shares owned.

(c)	N/A.

(d)	N/A.

(e)	N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following responses to this Item 6 are qualified in their entirety by reference to the Stock Purchase Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by reference. Except as expressly stated in the Stock Purchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits of loss, or the giving or withholding or proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1 — Stock Purchase Agreement dated September 5, 2001

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that as of September 5, 2001, the date of the event which requires filing of this statement, the information set forth in this statement is true, complete and correct.
     This 7th day of June, 2006.

/s/ Al A. Gonsoulin

Al A. Gonsoulin

Exhibit Index

Exhibit 1 — Stock Purchase Agreement dated September 5, 2001